Exhibit 12.1

QTS Realty Trust, Inc.
QualityTech, LP

Computation of Ratio of Earnings to Combined Fixed Charges

	Year ended December 31,
	2016 (1)	2015 (1)	2014 (1)	2013 (2)		2012 (3)
Earnings:
Pre-tax income (loss) from continuing operations	$14,710	$14,064	$19,103	$3,850		$(9,768)
Add: Fixed charges	35,322	31,715	22,079	23,093		27,680
Less: Capitalized interest	(11,372)	(9,767)	(6,525)	(4,135)		(2,192)
Total earnings	$38,660	$36,012	$34,657	$22,808		$15,720

Fixed Charges and Preferred Stock Dividends:
Interest expense (excluding amortization of deferred financing costs)	$19,613	$17,865	$12,535	$15,949		$21,769
Capitalized interest	11,372	9,767	6,525	4,135		2,192
Amortization of deferred financing costs and bond discount	3,545	3,424	2,774	2,775		3,370
Interest factor in rents	792	659	245	234		349
Fixed Charges	$35,322	$31,715	$22,079	$23,093		$27,680

Ratio of earnings to fixed charges	1.09	1.14	1.57	-	(4)	-	(4)

(1)	Consolidated results for the years ended December 31, 2016, 2015 and 2014 are the same for both QTS Realty Trust, Inc. and QualityTech, LP.
(2)

Due to the timing of the IPO of QTS Realty Trust, Inc., which was completed on October 15, 2013, the financial data and ratio of earnings to combined fixed charges for the year ended December 31, 2013 reflect the financial data and ratio of earnings to combined fixed charges for QTS Realty Trust, Inc. with its historical predecessor, QualityTech, LP. The financial data for the period from October 15, 2013 to December 31, 2013 was the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(3)	Reflects the financial data and ratio of earnings to combined fixed charges for QualityTech, LP, QTS Realty Trust, Inc.’s historical predecessor.
(4)	The shortfall of earnings (loss) to fixed charges for the years ended December 31, 2013, and 2012 was approximately $0.3 million and $12.0 million, respectively.